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                             June 28, 2023

       Richard Rodgers
       Interim President and Chief Executive Officer
       Ocuphire Pharma, Inc.
       37000 Grand River Avenue, Suite 120
       Farmington Hills, MI 48335

                                                        Re: Ocuphire Pharma,
Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            Filed March 30,
2023
                                                            File No. 001-34079

       Dear Richard Rodgers:

              We have reviewed your filings and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2022

       Results of Operations
       Research and Development, page 111

   1. We note the discussion on page 109 that your Nyxol and APX3330 will have higher development costs due
to later-stage clinical trials and that you expect research and development costs to
increase over the next several years. Please revise future filings to disclose the costs
incurred during each period presented for each of your key research and development
products/projects. If you do not track your research and development costs by project, disclose
that fact and explain why you do not maintain and evaluate research and development costs
by project. Provide other quantitative or qualitative disclosure that provides more
transparency as to the type of research and development expenses incurred
                                                        (i.e., by nature or
type of expense) which should reconcile to total research and development expense on
the Consolidated Statements of Operations.
 Richard Rodgers
Ocuphire Pharma, Inc.
June 28, 2023
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Tara Harkins at (202) 551-3639 or Kevin Kuhar, Accounting Branch
Chief, at (202) 551-3662 with any questions.



FirstName LastNameRichard Rodgers                         Sincerely,
Comapany NameOcuphire Pharma, Inc.
                                                          Division of
Corporation Finance
June 28, 2023 Page 2                                      Office of Life
Sciences
FirstName LastName